

October 19, 2023

Xiaofeng Ma
Chief Executive Officer
ATA Creativity Global
c/o 1/F East Gate, Building No. 2, Jian Wai Soho
No. 39 Dong San Huan Zhong Road
Chao Yang District, Beijing 100022, China

> **Re: ATA Creativity Global**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-33910**

Dear Xiaofeng Ma:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Ning Zhang